                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                        XM Satellite Radio Holdings Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  983759-10-1
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                                 (CUSIP Number)

                            John D. Hardy, Jr., Esq.
                             O'Melveny & Myers LLP
                             400 South Hope Street
                         Los Angeles, California 90071
                                 (213) 430-6000


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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 6, 2001
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            (Date of Event which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 5 Pages
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CUSIP NO.  983759-10-1            SCHEDULE 13D              PAGE 2 OF 5  PAGES
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      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      American Honda Motor Co., Inc. ("American Honda")
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
                                                               Item 2(d) [_]
                                                               Item 2(e) [_]
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,300,003
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,300,003
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,300,003
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
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CUSIP NO.  983759-10-1            SCHEDULE 13D             PAGE 3 OF 5  PAGES
-----------------------                                  ---------------------

          This Amendment No. 1 to Schedule 13D amends, supplements, and, where indicated, restates the statement on Schedule 13D relating to the Class A Common Stock of the Issuer filed by American Honda with the Securities and Exchange Commission on August 22, 2000 (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

          This Amendment No. 1 is being made to reflect that, on or about March 1, 2001, the Issuer made a public offering of its Class A Common Stock and its 7.75% convertible subordinated notes due 2006, resulting in a change in the number of shares of Class A Common Stock beneficially owned by American Honda and certain other beneficial owners of the Class A Common Stock, and in connection with which American Honda entered into a lock-up agreement relating to the Issuer's capital stock. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by American Honda in the Initial Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          The second paragraph of Item 5 is hereby amended and restated in its entirety as follows:

          Based solely upon information provided to American Honda by the Issuer (the "Available Data"), American Honda believes that, as of March 6, 2001, (a) the members of the group beneficially owned the number of shares of Class A Common Stock set forth in the table below, constituting in each case that percentage of the Class A Common Stock outstanding on such date set forth in the table and (b) the Series C Preferred Stock was convertible into Class A Common Stock at the conversion price of $22.9281 per share. The Issuer's Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Convertible Preferred Stock"), is convertible into Class A Common Stock on a one-for-one basis.

Name of Beneficial Owner        Number of Shares   Percentage
-----------------------------   ----------------   -----------
          MOTIENT                     14,757,262         25.4%
          GENERAL MOTORS              12,026,505         21.5%
          DIRECTV                      6,473,253         12.8%
          CLEAR CHANNEL                8,329,877         15.8%
          COLUMBIA                     3,696,627          7.7%
          TELCOM                       2,411,211          5.2%
          MADISON DEARBORN             5,076,629         10.3%
          AEA                          2,760,003          5.9%
          AMERICAN HONDA               2,300,003          4.9%
          BARON                        2,810,999          6.0%

American Honda has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the Class A Common Stock to which this statement on Schedule 13D relates. Based solely upon information provided to American Honda by the Issuer, American Honda believes that it ceased to beneficially own more than five percent of the Class A Common Stock

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CUSIP NO.  983759-10-1            SCHEDULE 13D              PAGE 4 OF 5  PAGES
-----------------------                                  ---------------------

on or about March 1, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 is hereby amended to add the following:

          The following summary description is qualified in its entirety by reference to the full text of the agreement, which is incorporated herein by reference and is filed as Exhibit 3 hereto.

          American Honda entered into a lock-up agreement as of March 6, 2001, pursuant to which American Honda agreed not to effect any disposition of the Class A Common Stock or other capital stock of the Issuer, or any securities convertible into, or exercisable or exchangeable for, shares of Class A Common Stock or other capital stock of the Issuer, beneficially owned by American Honda for a period of 90 days after March 1, 2001.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 is hereby amended to add the following:

          Exhibit 3 Lock-up agreement, dated as of March 6, 2001, by American Honda.

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CUSIP NO.  983759-10-1            SCHEDULE 13D              PAGE 5 OF 5  PAGES
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2001

                              AMERICAN HONDA MOTOR CO., INC.

                              By: /s/  S. Sakamoto
                                  --------------------------------------------
                              Name: S. SAKAMOTO
                                    ------------------------------------------
                              Title: TREASURER
                                     -----------------------------------------

                                 EXHIBIT INDEX

Exhibit No.  Description
-----------  -----------
   3         Lock-up agreement, dated as of March 6, 2001, by American
             Honda.